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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Axtive Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

05462 R1 00

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP
1601 Elm Street
Suite 3000
Dallas, TX 75201
214-999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462 R1 00	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	Global Capital Funding Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		12,500,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		12,500,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	12,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	39.6%* The percentage calculation is based upon 19,039,622 shares of Common Stock outstanding on May 23, 2003, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002 and filed with the Commission on November 14, 2002.

14	TYPE OF REPORTING PERSON*
	PN

Item 1. Security and Issuer

     This statement relates to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Axtive Corporation., a Delaware corporation formerly known as Edge Technology Group, Inc. (“Issuer”). The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202.

Item 2. Identity and Background

Global Capital Funding Group, L.P.

     This statement is filed by Global Capital Funding Group, L.P., a Delaware limited partnership and SBIC (“Global” or the “Reporting Company”). The address of Global’s principal business and its principal office is 106 Colony Park Drive, Suite 900, Cumming, GA 30040. The principal business of Global is to hold and manage investments in other companies.

Directors of Global

     Pursuant to Instruction C to Schedule 13D, the following information is included herein with respect to the General Partner and Control Persons of Global:

Present Principal
	Business Address of	Occupation or Employment of	Citizenship of
Name of Director	Director	Director	Director

Global Capital Management Services, Inc., General Partner	106 Colony Park Drive, Suite 900 Cumming, GA 30040	Investment Management	Georgia

Lewis N. Lester	227 King Street Frederiksted, USVI 00840	President of General Partner	United States

Global Capital Advisors, Ltd.	106 Colony Park Drive, Suite 900 Cumming, GA 30040	Investment Advisor, 100% shareholder of General Partner	Georgia

     During the last 5 years, neither Global nor any Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither Global nor any Control Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, Global or any such Control Person was or is subject to judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3. Purpose of Transaction

     The funds needed to acquire the shares beneficially owned by Global were derived from its working capital account.

Item 4. Purpose of Transaction

     The Reporting Company acquired beneficial ownership of the Securities for the purpose of investment. The Reporting Company intends to continuously review its investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) the taking of any other action similar to those enumerated above. The Reporting Company also reserves the right to take other actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities. The Reporting Company is the beneficial owner of the shares as set forth on page 2.

(b)	Power to Vote and Dispose. The Reporting Company has sole voting and dispositive power over the shares as identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. The Reporting Company has not effected any other transaction in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to Securities of the Issuer among the persons listed in Item 2 and between such persons and any person.

Item 7. Material to Be Filed as Exhibits

     There are no Exhibits to be filed.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2003

(Date)

Global Capital Funding Group, L.P.
By:	Global Capital Management Services, Inc., its General Partner

By:	/s/ Brad A. Thompson

Name:	Brad A. Thompson

Title:	Treasurer